Aron Izower Direct Phone: +1 212 549 0393 Email: aizower@reedsmith.com	599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

July 18, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Max A. Webb

Re:	SFX Entertainment, Inc.
Registration Statement on Form S-1
Filed June 25, 2013
File No. 333-189564

Dear Mr. Webb:

On behalf of our client, SFX Entertainment, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 8, 2013 (the “Comment Letter”), relating to the Company’s first public filing of the Registration Statement on Form S-1 (the “Registration Statement”) filed on June 25, 2013, that the Company had initially submitted confidentially to the Commission on November 13, 2012, as amended by confidential Amendment No. 1 submitted confidentially to the Commission on April 25, 2013.  This letter accompanies the first amendment to the Registration Statement filed with the Commission on July 18, 2013 (such amendment, “Amendment No. 1”).  For the Staff’s reference, we have included both a clean copy of Amendment No. 1 and a copy marked to show all changes from the first public filing of the Registration Statement.

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter.  Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in Amendment No. 1 in response to the Staff’s comment.  All page references in the responses set forth below refer to page numbers in Amendment No. 1.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

NEW YORK • LONDON • HONG KONG • CHICAGO • WASHINGTON, D.C. • BEIJING • PARIS • LOS ANGELES • SAN FRANCISCO • PHILADELPHIA • SHANGHAI • PITTSBURGH • HOUSTON SINGAPORE • MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA • WILMINGTON • SILICON VALLEY • DUBAI • CENTURY CITY • RICHMOND • GREECE • KAZAKHSTAN

Prospectus summary, page 1

Company Overview, page 1

1.                                We note your response to our prior comment 3 and reissue in part.  On page 1, you include the increase in the number of fans attracted in 2012 on a pro forma basis for both your completed and planned acquisitions.  Please revise to separately quantify the increase in the number of people that attended your live events in 2012, excluding planned acquisitions, from the number that attended your live events in 2011.

The Company has revised the disclosure on page 1 of Amendment No. 1 in response to the Staff’s comment.

2.                                We note your response to our prior comment 6 and reissue.  Revise the last paragraph on page 1 to identify which of the EMC festivals and events you have held, which of the EMC festivals and events you have never held but have acquired and which of the EMC festivals and events you have yet to acquire.  In this regard, we note that your chart on page 3 indicates “completed” and “planned” for each asset.  Your disclosure throughout should still, however, clearly identify which of the EMC festivals and events you have held, which of the EMC festivals and events you have never held but have acquired and which of the EMC festivals and events you intend to acquire.  Please revise accordingly.

The Company has revised the disclosure on pages 1 and 2 of Amendment No. 1 and elsewhere in response to the Staff’s comment.

Competitive Strengths, page 4

3.                                We note your response to prior comment 13.  Please revise the bullet point “Active, year-round relationship with the large and growing EMC community” to disclose the net losses for Beatport for 2012 and 2011 so investors can have a context for how it affects your financial results.  Also, at an appropriate place in the summary disclose the decline in net earnings for ID&T Holding for 2012 from 2011.  Since several of the companies you acquired, including your accounting predecessor, were presumably neither startups nor doing acquisitions but were losing money, please revise to discuss this feature of an investment in your securities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 6 of Amendment No. 1 to disclose Beatport’s net losses and in the paragraph that follows the bullet points on page 6 of Amendment No. 1 to disclose the decline in net earnings of ID&T and the net losses for some of its acquired businesses.

History of creativity and innovation, page 4

4.                                We note your revised disclosure on page 4 in response to our prior comment 14.  Please revise to state that it is your belief that you “create and produce many of the most recognized” EMC festivals and events in the world.

The Company has revised the disclosure on page 5 of Amendment No. 1 in response to the Staff’s comment.

Substantial global scale and diversification, page 5

5.                                Please revise the first sentence in this section as a belief.  In addition, please tell us the basis for your belief that other participants in the EMC market have typically focused on one geographic market or a narrow portfolio of events.

The Company has revised the disclosure on page 5 of Amendment No. 1 in response to the Staff’s comment.  The Company believes that other participants in the EMC market have typically focused on one geographic market or have a narrow portfolio of events based on information it has gathered on a number of potential acquisition targets and other competitor information.

With regard to its completed and planned acquisitions, the Company has learned that Totem has only hosted events in Australia, Life in Color has operated predominantly in North America (with only a few licensed shows outside of North America), and i-Motion primarily operates in Germany (with only a few licensed shows outside of Germany).  The Company has investigated other potential EMC acquisition targets with similarly limited geographic reach.  ID&T is a large participant in the EMC market with geographic diversity.  ID&T’s relative geographic diversity was a major differentiating factor that contributed to the Company’s plans to acquire a majority interest in ID&T. In addition, one of the reasons ID&T partnered with the Company to form the ID&T JV was because it wanted a partner with scale to significantly enter the North American market.

Attached as Exhibit A hereto is a list of the festival locations held by the Company’s competitors, including Live Nation Entertainment, Inc., MAMA & Company, AEG Live, Insomniac and Future Entertainment. Many of the competitors listed on Exhibit A represent owners of some of the largest EMC festivals globally but others such as MAMA & Company, Future Entertainment, cosmopop, Sziget, and Advanced Music, S.L. are regional competitors that do not have the scale to expand into other geographic markets. For example, MAMA & Company, cosmopop, Sziget, and Advanced Music, S.L. events are primarily held in Europe, and Future Entertainment events are primarily held in Australia. Live Nation Entertainment, Inc and AEG Live are currently the Company’s main competitors with geographic diversity and a broad portfolio of events.

Experienced management team, page 5

6.                                Please revise the first sentence in this section to state as a belief or provide us with support.

The Company has revised the disclosure on page 6 of Amendment No. 1 in response to the Staff’s comment.

Summary historical consolidated financial and other data, page 10

Selected historical financial information and other data, page 65

7.                                Please revise the disclosure of your consolidated balance sheet information to also include disclosure of your long-term debt, your redeemable common stock and your redeemable non-controlling interest as reflected in your March 31, 2013 financial statements.

The Company acknowledges the Staff’s comment and has revised the consolidated balance sheet information to include the items noted above.

Risk Factors, page 13

Risks Related to Our Business and Industry, page 13

We can give no assurances as to when we will consummate our planned acquisitions, page 13

8.                                We note the fees you may pay if certain of your planned acquisitions do not close or do not close by certain specified dates.  Please revise your chart on page 3 to include such payments and a brief description of the terms related to such payments and revise your prospectus summary section to include a cross-reference to your chart on page 36.

The Company has revised the disclosure on pages 3 and 4 of Amendment No. 1 in response to the Staff’s comment to include the payment of fees in the event certain planned acquisitions do not close or do not close by certain specified dates.  Additionally, the Company has revised page 8 of Amendment No. 1 to include a cross-reference to the repurchase rights chart on pages 37 through 39.

We may be required to issue additional shares if certain of our acquired businesses, page 32

9.                                We note from your risk factor that for a period of five years ID&T will be entitled to receive 100,000 warrants to purchase shares of your common stock each year ID&T JV achieves EBITDA of $7.0 million or more in the prior fiscal year.  Please revise the notes to the pro forma financial statements to discuss the terms and accounting treatment for the earn-out in connection with your purchase of the ID&T JV, including why it appears that no contingent consideration has been recognized as part of the purchase price in the pro forma purchase price allocation.

The Company acknowledges the Staff’s comment and has revised the notes to the pro forma financial statements.

The Company respectfully advises the Staff that the ID&T JV is a new entity with no operating history. The Company believes that it is not probable that the joint venture will achieve the $7.0 million EBITDA during the first two years of operations.  As such, the Company believes no payment will be made and therefore the fair value is zero.  The Company has enhanced its disclosure in accordance with ASC 805-30-50-1c, specifically noting that no amount of contingent consideration was recognized at the time the joint venture was formed based on the forecast not achieving the required results in 2013 and an inability to estimate the outcome beyond 2013. The Company will continue to assess the fair value of this contingency at each reporting date and should the fair value of  the warrants to be issued under this clause increase, the Company plans to utilize the estimates as of that date and will include a charge in earnings at that time.

The Company also notes that ID&T performed a valuation of these warrants and derived a relatively nominal value of approximately $109,000.  While the Company has not reviewed the calculation performed by ID&T (as the Company has not yet acquired ID&T), it does note that the value derived was not significant.  Given the subjective nature of the calculations, the Company believed at the time of issuance, and continues to believe, that it cannot estimate a value for these warrants in the initial purchase accounting.  As noted above, the Company will continue to assess the fair value of this contingency at each reporting date and should the fair value of the warrants to be issued under this clause increase, the Company plans to utilize the estimates as of that date and will include a charge in earnings at that time.

We have incurred significant indebtedness in connection with our growth strategy, page 33

10.                         We note your response to our prior comment 24 and reissue in part.  Please balance the disclosure in your prospectus summary by disclosing your current debt level and a brief summary of the risks disclosed in this risk factor.  Alternatively, please revise to disclose your current debt level in your prospectus summary section and include a cross-reference to this risk factor.

The Company has revised the disclosure on page 8 of Amendment No. 1 in response to the Staff’s comment.

Although we do not plan to take advantage of the “controlled company” exemption, page 39

11.                         Please revise your prospectus summary to disclose Mr. Sillerman’s voting power and your ability to utilize NASDAQ’s “controlled company” exemptions.

The Company has revised the disclosure on page 8 of Amendment No. 1 in response to the Staff’s comment to include disclosure of Mr. Sillerman’s voting power and the Company’s ability to utilize NASDAQ’s “controlled company” exemptions.

Capitalization page 49

12.                         We note your response to our prior comment 28; however, the APIC amount presented under the Pro Forma column should be the APIC amount under the Pro Forma As Adjusted column.  Please revise accordingly.

The Company acknowledges the Staff’s comment and has revised the table accordingly.

13.                         Please revise to reflect the non-controlling interest separately and below the total SFX Stockholder’s Equity consistent with the presentation in the Company’s March 31, 2013 consolidated balance sheet.  Your pro forma balance sheet on page 54 should be similarly revised.

The Company acknowledges the Staff’s comment and has revised the table accordingly.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 54

14.                         Please revise to separately disclose accumulated other comprehensive income in the unaudited pro forma condensed combined balance sheet.

The Company acknowledges the Staff’s comment and has revised the unaudited pro forma condensed combined balance sheet to disclose accumulated other comprehensive income.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 57

15.                         Reference is made to the first bullet point on page 57.  The current wording in your disclosure appears to indicate that an additional 2,000,000 shares will be issued upon exercise of the ID&T Option in addition to the 2,000,000 shares issued to acquire the ID&T Option.  Please revise to clarify that 2,000,000 shares of your common stock in the aggregate were issued in connection with the ID&T Option.

The Company acknowledges the Staff’s comment and has revised the disclosure to clarify that the 2,000,000 shares of its common stock were issued in connection with the ID&T Option on March 20, 2013.

16.                         Please revise the first bullet point on page 57 to disclose whether the $2,500 in cash and 2,000,000 shares paid to acquire the ID&T Option have already been paid or issued at March 31, 2013.  Also, please explain how such amounts were accounted for in the March 31, 2013 balance sheet.

The Company acknowledges the Staff’s comment and has revised the disclosure to clarify that the $2,500 in cash and the 2,000,000 shares of common stock paid to acquire the ID&T Option were paid on March 20, 2013. The Company has also expanded the disclosure to clarify that this payment was treated as an investment in the ID&T Option and recorded on the Company’s March 31, 2013 Consolidated Balance Sheet in “Other assets.”

17.                         Please revise the third bullet point on page 57 to disclose your purchase price for the Totem business in US dollars, your reporting currency.

The Company acknowledges the Staff’s comment and has revised the disclosure to parenthetically disclose the US dollar equivalent of the Totem purchase price at March 31, 2013.

18.                         We note from the disclosure in the fourth bullet point on page 57 that the minority interest holders in Made will be entitled to receive 40% of net income in 2013 and 30% thereafter until the final payment in 2018.  Please tell us and explain in the notes to the pro forma financial information how you plan to account for such payments in your financial statements.  Also, please explain why no amount has been included in the purchase price for this contingent consideration arrangement.

The Company acknowledges the Staff’s comment and has revised the disclosure to clarify that the payments made to the sellers of the Made business are considered to be distributions to the owners (the non-controlling interest holders) for their respective ownership interest in Made during the period that they retain a non-controlling interest in the business. Therefore, these payments would not be considered part of the purchase price. The Company further advises the Staff that it has not consummated the acquisition of Made, and therefore, it has not finalized the accounting treatment relating to all the aspects of the acquisition. The Company believes that the accounting treatment in the unaudited pro forma condensed combined financial statements is consistent with the treatment the Company expects to account for these distributions once the acquisition is consummated and the Company has finalized its analysis of all aspects of the acquisition.

19.                         We note your response to our prior comment 32 and 36; however, we were unable to find disclosure in the notes to the pro forma financial statements regarding the fair value of common stock issued in connection with the acquisitions (e.g. $7.19 per share with respect to common stock issued for the ID&T Option).  The notes to the pro forma financial statements should be revised to explain how fair value of common stock was valued in each of the acquisitions where common stock was issued as part of the purchase price consideration.  Your revised disclosure should be comparable to the level of detail provided in your response to us.  Additionally, the notes to your interim financial statements for the three months ended March 31, 2013 should be revised similarly to explain both the method and significant assumptions used to determined fair value of the common stock issued in connection with the Beatport and ID&T JV transactions.

The Company acknowledges the Staff’s comment and has revised footnote (4)(b) to disclose the method in which fair value of the common stock issued in connection with the ID&T Option was derived. The Company respectfully advises the Staff that for the planned acquisitions of i-Motion, Totem and Made, there were no per share prices utilized. For those transactions, the preliminary estimate of equity consideration transferred is based on the aggregate value of equity, as stated in the draft agreements, at a price per share that will be determined on the date those acquisitions are consummated. Therefore, the number of shares that will be issued in connection with those acquisitions is variable. The Company has also revised Notes 10 and 17 in the interim financial statements to disclose the method and significant assumptions used to determine fair value of common stock issued in connection with the Beatport, ID&T N.A and ID&T Option transactions.

20.                         We note your response to our prior comment 33 but reissue in part.  As previously requested, please revise the notes to the pro forma financial statements to include the amount of goodwill that is expected to be deductible for tax purposes.  Refer to the disclosure requirements outlined in ASC 805-30-50.

The Company acknowledges the Staff’s comment and has revised the disclosure in footnote (4)(c) to state the Company’s preliminary estimate of the amount of goodwill from the planned acquisitions that it expects to be deductible for tax purposes.

21.                         Please explain to us and in footnote (1) why adjustment (1) in the amount of $(2,408) is being made to decrease other assets.  It appears that this amount represents the payment of $2,500 to acquire the ID&T Option less $92 in deferred charges that are being capitalized in connection with the second draw of the term but it is unclear why this payment would not increase other assets rather than decrease them.  Please advise and revise.

The Company acknowledges the Staff’s comment and has revised the disclosure to clarify that the $2,500 payment the Company made to ID&T on March 20, 2013 and treated as an asset on the Company’s historical balance sheet is being treated as part of the consideration for the purchase of ID&T in these pro forma financial statements. Therefore, the closing of the ID&T acquisition will reduce the Company’s other assets by that amount.

22.                         Refer to footnote (3).  Please revise your disclosure to present assets and liabilities not acquired in tabular rather than narrative format.  Your revised disclosure should clearly show how you arrived at the amounts presented as net tangible assets acquired and liabilities assumed in the table at the top of page 60.

The Company acknowledges the Staff’s comment and has revised footnote (3) to disclose in a tabular format the assets and liabilities not expected to be assumed as part of the planned acquisition of ID&T.

23.                         Refer to footnote (3).  We note the disclosure in footnote (3) indicating that you have eliminated the $7,500 advance that you provided ID&T against future earnings of the ID&T JV.  However, we are unable to locate this pro forma adjustment in your pro forma balance sheet.  Please tell us and explain in footnote (3) where this adjustment is reflected in your pro forma balance sheet.

The Company respectfully advises the Staff that it has expanded the disclosure in footnote (3) to disclose the assets and liabilities not expected to be assumed in the planned acquisition of ID&T in a tabular presentation in addition to a narrative presentation. As part of this disclosure, the $7,500 advance to ID&T is included in current liabilities of ID&T not transferred. In addition, the $7,500 forgiveness of the advance is a component of the consideration transferred for the planned acquisition of ID&T as disclosed in footnote (4).

24.                         Reference is made to table in footnote (4).  Please provide a footnote or cross reference to explain the reason for the line item “common stock to be issued” included in the ID&T purchase price allocation or alternatively, remove the wording.

The Company acknowledges the Staff’s comment and has revised the disclosure to remove the “common stock to be issued” line item from the table in footnote (4).

25.                         Refer to footnote (4).  Please revise the notes to your pro forma financial information to explain how you determined the fair value of the non-controlling interest and mandatorily redeemable non-controlling interest acquired as part of your acquisition of ID&T, i-Motion, and Made of $(24,876), $(8,000) and $(15,378), respectively.  Your revised disclosure should include the valuation technique(s) and significant inputs used to measure the fair value of the non-controlling interests.  Refer to ASC 805-20-50-1e.

The Company acknowledges the Staff’s comment and has revised the disclosure in the third paragraph of the footnote to explain how the Company determined the preliminary estimates of fair value of the non-controlling interest and mandatorily redeemable non-controlling interest as part of its planned acquisitions of ID&T and Made.  The Company supplementally advises the staff that it now expects to acquire 100% of i-Motion.

26.                         Refer to footnote (4).  Please explain why common stock of $5,882 included in the purchase price consideration for Made differs from the amount disclosed in the fourth bullet point on page 57 of $5,000.  Please reconcile and revise to eliminate this discrepancy.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 58 to be in agreement with the disclosure on footnote (4).

27.                         Please reconcile the net tangible assets acquired in connection with the ID&T acquisition as reflected in the table in footnote (4) of $23,404 with the amount reflected in the ID&T column of the pro forma balance sheet on page 54.  Although we note from the disclosure in footnote (3) that you will not acquire approximately $49,818 of other current assets held by ID&T, we still note that the amount in footnote (4) differs from that in the pro forma balance sheet by approximately $15,200.  Please advise or revise as appropriate.

The Company respectfully advises the Staff that it has expanded the disclosure in footnote (3) to disclose (i) a tabular reconciliation between the assets and liabilities as recorded in ID&T’s financial statements in the ID&T column on the unaudited pro forma condensed combined balance sheet, (ii) the assets and liabilities not expected to be assumed, (iii) purchase price adjustments and (iv) assets and liabilities of ID&T on a pro forma basis as disclosed in footnote (4).

28.                         Refer to footnote (5).  Given the significance of the various intangible assets that will be recognized in connection with your probable acquisition transactions, please revise footnote (5) to explain in further detail the methods and significant assumptions that were used to estimate the fair values of the various categories of intangible assets recognized.

The Company acknowledges the Staff’s comment and has revised footnote (5) to expand the disclosure on the significant assumptions that were used to estimate the intangible assets related to planned acquisitions that are included in its pro forma financial statements.

29.                         Refer to footnote (5).  Please revise the notes to your pro forma information to disclose the significant assumptions that were used to calculate the pro forma adjustments to amortization expense for the acquisitions of LIC, Disco, MMG and Beatport.  Your revised disclosures should include the nature and amount of the intangible assets that were recognized in connection with these acquisitions as well as the period or useful lives over which such intangibles are being amortized to expense.

The Company acknowledges the Staff’s comment and has revised footnote (5) to disclose the amounts, type and useful lives of the intangible assets recognized as part of the acquisitions of LIC, Disco, MMG, ID&T JV and Beatport. The Company has additionally expanded the footnote to clarify the manner in which these adjustments were calculated.

30.                         Refer to footnote (6).  Please revise to disclose the interest rate and payment terms associated with the notes payable to be issued in connection with the acquisition of Made.  Also, please revise the pro forma statements of operations to include adjustments giving effect to interest expense associated with the notes payable or explain in Note (6) why this is not required.

The Company acknowledges the Staff’s comment and has revised the disclosure in footnote (7) to clarify that the notes payable issued to the sellers of Made in connection with the acquisition do not bear interest and therefore no interest expense has been provided for in the unaudited pro forma condensed combined statements of operations.

31.                         Please revise footnote (7) to explain how you calculated or determined the fair value of the warrants and common stock issued in connection with Mr. Sillerman’s personal guarantee of your First Lien Term Loan Facility in the amount of $25,430.  Your revised disclosures should be presented in a level of detail consistent with that provided in Note 9 to your financial statements.

The Company acknowledges the Staff’s comment and has revised the disclosure in footnote (8) to clarify how the Company determined the fair value of the warrants and common stock issued to Mr. Sillerman in connection with his personal guarantee of the Company’s First Lien Term Loan Facility. The Company believes that this expanded disclosure is now at a level of detail consistent with Note 9 in its financial statements.

32.                         We note your response to our prior comment 34 and revised footnote (7); however, we were unable to recalculate the amount of original issue discount and amortization of Mr.

Sillerman’s guarantee of $15,343 and $5,263 for the year ended December 31, 2012 and March 31, 2013, respectively.  Please revise footnote (7) to explain in further detail how you calculated or determined the amortization expense associated with the original issue discount and Mr. Sillerman’s guarantee.

The Company acknowledges the Staff’s comment and has revised the disclosure in footnote (8) to clarify how the Company determined the interest expense related to Mr. Sillerman’s guarantee, the original issue discount and the capitalized deferred financing fees incurred in connection with the First Lien Term Loan Facility borrowing of $49,500 on March 15, 2013 and the amended additional borrowing of $15,000 on June 5, 2013. The Company utilized the effective interest method for calculating the actual interest expense during the respective periods, based on the value of these balances book value at the beginning of each month.

33.                         Refer to footnote (8).  Please revise footnote (8) to explain the nature of the line item described as “Termination of repurchase put” and to explain how the amounts reflected in the various columns of the table for this line item have been calculated or determined.

The Company acknowledges the Staff’s comment and has revised the disclosure in footnote (9) to describe the nature and amounts reflected in the line item and renamed the line “Termination of repurchase rights.” The termination of repurchase rights reflects this offering and the simultaneous registration for resale by selling stockholders of certain shares of the Company’s common stock issued in connection with acquisitions and in private placement transactions, whereby the “put” rights of these stockholders will terminate.

34.                         Refer to footnote (8).  Please explain in footnote (8) the nature and significant terms of the April 1, 2013 issuance transaction.  As part of your revised disclosure, please indicate the number of shares issued and the purchase price paid for these shares.

The Company acknowledges the Staff’s comment and has revised the disclosure in footnote (9) to disclose that as part of the April 1, 2013 private placement, 1,000,000 shares of its common stock issued for an approximate purchase price of $10,000 or $10.00 per share.

35.                         Refer to footnote (8).  Please explain to us and revise to disclose how the pro forma adjustments to the equity accounts of ID&T were determined.  Based upon your current disclosure, it is unclear how you determined the adjustments to APIC and non-controlling interest of $24,502 and $13,492, respectively.  As part of your response please also explain how the non-controlling interest of $13,492 in the table reconciles with the amount presented footnote (4).

The Company acknowledges the Staff’s comment and has revised the disclosure in footnote (9) to bifurcate into two line items in the table for the adjustment of the ID&T Option (i) the planned acquisition of a 75% interest in ID&T and (ii) the planned increase in its controlling interest in the ID&T JV from 51% to 75%.

36.                         We note from your response to prior comment 35 that you have revised the pro forma income tax expense to reflect the statutory rate pursuant to Rule 11-02(b) of Regulation S-

X.  Please explain to us and revise your disclosure to explain how you arrived at the pro forma amounts.  As part of your response and your revised disclosure, please explain the tax expense computation for the year-end December 31, 2012 and interim period ended March 31, 2013 as we were unable to recalculate the amounts based upon the estimated statutory rate of 38%.

The Company acknowledges the Staff’s comment and has revised the disclosure in footnote (11) to illustrate and explain how the Company calculated the pro forma adjustments for income taxes for the year ended December 31, 2013 and the three months ended March 31, 2013. The Company advises the Staff that it has updated its calculation of the pro forma adjustment to income taxes for the year ended December 31, 2012 to include the adjustments related to the acquisitions of Totem and Made.

37.                         Refer to footnote (11).  Your pro forma earnings per share should be based on the weighted average shares outstanding during each period presented rather than the number of shares outstanding at period end.  Please revise your calculation of weighted average shares reflected in footnote (11), accordingly.

The Company has revised the footnote to adjust the historical weighted average shares outstanding for the effects of the specified transactions. The Company advises the Staff that the Company is currently unable to fully determine the pro forma weighted average shares outstanding, as it has not finalized the number of shares that will be issued in connection with this proposed offering.

Financial Condition, Successor, page 74

Liquidity and Capital Resources, page 74

38.                         We note your response to our prior comment 39.  Please revise your discussion on page 74 to explain how you determined the fair value of the common stock issued in the Beatport acquisition transaction of $5 per share and the fair value of the 2,000,000 shares issued on March 20, 2013 to acquire the ID&T Option.  Your revised disclosure should also explain the facts and circumstances that resulted in the increase in the fair value of your common shares to $10 per share in the private placement that occurred on April 1, 2013.  Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment number 39.

The Company acknowledges the Staff’s comment and has added the following disclosure on page 81.

There is currently no public market for our common stock. Recently we commissioned an independent valuation of our common stock. The valuation report supports a $5.00 valuation as of December 31, 2012, which we used through March 15, 2013, including in respect of the acquisition of Beatport and finalizing the formation of the ID&T JV. In evaluating the share price, we believe that the acquisition of Beatport and the signing of a definitive agreement in respect of the ID&T JV increased our enterprise value. In addition, the valuation report shows a value for our common stock of $7.19 per share. We used this value for the purposes of valuing the stock issued with respect to the ID&T Option. The terms of the private placement on April 2, 2013 at $10.00 per share, included additional features such as a repurchase right and an adjustment feature based on the initial public offering price, and we believe these features constitute a significant portion of the price in this transaction.

Contractual and commercial commitments, page 79

39.                         We note that the amount outstanding on your Senior Secured Credit Facility of $56,399 as reflected in the table on page 79 does not agree to the amount disclosed in your March 31, 2013 balance sheet included on page F-48.  Please reconcile and revise these disclosures.

The Company acknowledges the Staff’s comment and has revised the footnote disclosure on page 86 to note that the amount includes interest to maturity of $6.9 million, plus the unamortized original issue discount of $1.0 million.

40.                         We note that the amount outstanding on the Senior Secured Credit Facility, on a pro forma basis, as disclosed in the table on page 80 does not agree to the amount reflected in the pro forma balance sheet on page 54.  Please reconcile and revise these disclosures.

The Company acknowledges the Staff’s comment and has revised the footnote disclosure on page 86 to note that the amount includes interest to maturity of $8.6 million, plus the unamortized original issue discount of $1.3 million.

Critical Accounting Policies and Estimates, page 82

Stock-Based Compensation, page 82

Valuations of Common Stock, page 83

41.                         We note the changes that have been made to pages 82 through 84 of MD&A in response to our prior comment number 41 but do not believe the changes made were fully responsive to our prior comment.  As previously requested, please revise your discussion to explain each significant factor contributing to the difference between the fair value at the date of each grant and (1) the estimated IPO price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value determined by that valuation.

The Company respectively advises the Staff that all stock options that were issued from November 15, 2012 through February 23, 2013 were issued when its common stock had a fair value of $5.00 per share, as evidenced by sales of its common stock at $5.00 per share with unrelated third parties during this time period.

However, the Company did subsequently hire an unrelated third-party valuation specialist to value the shares of its common stock at October 28, 2012, December 31, 2012, and March 31, 2013. The valuation analysis was not used in place of the methodology discussed above and in greater detail in the MD&A section of Amendment No. 1, but it was used as a reference point to confirm that the valuation of $5.00 per share was reasonable. The range of fair values provided by the specialist at each of these dates is as follows.

	Low	High

October 28, 2012	$3.73	$5.29

December 31, 2012	$4.17	$5.98

March 31, 2013	$5.78	$8.59

The Company concluded that the $5.00 per share value was the appropriate value to use in determining the fair value for its shares of common stock at each date of the stock option grants. The $5.00 value it used is within the range of fair value provided by the valuation specialist for October 28, 2012 and December 31, 2012 and for all options granted from October 28, 2012 through February 23, 2013. The valuation at March 31, 2013, has a fair value range in excess of the $5.00 per share, but the Company believes that $5.00 per share is the appropriate valuation for shares granted between January 1, 2013 and February 23, 2013, as it completed two, separate third-party sales of common stock at $5.00 per share during this period. In addition, the Company does not believe that the fair value of its shares increased until March 15, 2013, when it completed the acquisition of Beatport and finalized the formation of the ID&T JV, which substantially increased the Company’s enterprise value. After these transactions, the Company believes that the fair value of its common stock was $7.19, the midpoint in the range of fair value provided by the valuation specialist.

The Company also respectfully advises the Staff that it issued stock options to certain employees and officers of the Company during the three months ended June 30, 2013 and has disclosed these grants in the MD&A section. However, the Company has not, as of this filing, completed the valuation necessary and therefore, cannot provide the per share fair value of its common stock for those grants. The Company also does not have an estimated initial public offering price at this time.

42.                         Please revise to update this section of the filing through the date of the latest amendment to your Form S-1 registration statement.  In this regard, we note from the disclosures on pages 114 through 119 of the Executive Compensation section of the registration statement that the Company has made a number of awards of stock-based compensation subsequent to March 31, 2013.  Please revise this section of the filing to disclose the number and significant terms of these stock-based compensation grants and explain the methods and significant assumptions that were used to value these stock-based compensation grants.  The subsequent events notes to your interim financial statements should also be revised to disclose the nature and significant terms of any stock-based compensation grants that were made subsequent to March 31, 2013.

The Company acknowledges the Staff’s comment and has provided additional applicable disclosure on page 90 and Note 20 to the interim financial statements. The Company has not completed the valuation analysis.

Equity Incentive Plan, page 120

43.                         We note from the disclosure in the first paragraph on page 120 that a total of 9,633,000 shares are currently subject to issued and outstanding awards.  As this number significantly exceeds the 8,528,000 outstanding options at March 31, 2013 as indicated in Note 12 to the interim financial statements, please revise the subsequent events note to the Company’s interim financial statements to disclose the number and significant terms of any stock-based compensation awards made subsequent to March 31, 2013.

The Company acknowledges the Staff’s comment and has revised the disclosure in the subsequent events footnote of the interim financial statements to disclose that 505,000 options (comprised of 330,000 options granted on April 23, 2013 and 175,000 options granted on May 3, 2013) and 600,000 restricted shares of common stock were granted subsequent to March 31, 2013.

Certain Relationships and Related Party Transactions, page 125

44.                         We note the disclosure of certain related party transactions that has been added on pages 126 and 127 of the registration statement.  Please revise the notes to the Company’s financial statements to disclose the nature and significant terms of these related party transactions.

The Company acknowledges the Staff’s comment and has revised the disclosure to reflect the additional related-party transactions.

Description of Capital Stock , page 135

45.                         We note from your disclosure on page 136 that you intend to grant options to purchase approximately 635,000 shares of common stock at the initial public offering price prior to the closing of this offering.  Please revise MD&A and your notes to the consolidated financial statements to disclose the nature, terms and planned accounting treatment of the stock option grant, including any compensation expense that will be recognized at the time of grant.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 92. However, the Company is not able to determine the compensation expense as it is dependent on the IPO price.

SFX Entertainment, Inc.

Audited Financial Statements, page F-15

Consolidated Statements of Operations, page F-18

46.                         We note from your disclosure within MD&A on page 68 that you currently generate revenue from ticket sales, concessions of food, beverages and merchandise, promoter and management fees, sponsorships, music sales and advertising.  In light of the fact that it appears that you recognize revenues from both products and services, please revise your income statement to state separately sales from products and revenues from services.  Cost of sales should also be similarly revised.  Refer to Rules 5-03.1 and 5-03.2 of Regulation S-X.  Your interim consolidated statements of operations should be similarly revised.

The Company acknowledges the Staff’s comment and states that the Company’s revenue and costs are generated principally from sales of services. Sales from services on an actual basis represent 100% and 97.3% of total revenue for the three months ended March 31, 2013 and for the year ended December 31, 2012, respectively. Revenues related to sales of services include revenue from producing live events and from the sales of music over the internet.  Producing live events includes revenues from ticket sales to enter the venue, promoter and management fees, sponsorships, advertising and the fees for sales of food and beverage for consumption at the events.  Sales from tangible products consist primarily of merchandise, which is not significant at the present time. Sales of tangible products represented 0% and 2.7% of total revenue for the three months ended March 31, 2013 and for the year ended December 31, 2012, respectively. Therefore, the Company believes that additional disclosure is not required under Regulation S-X Rules 5-03.1 and 5-03.2 as revenue and costs related to sale of tangible products is not material for the three months ended March 31, 2013 and the year ended December 31, 2012. The Company will continue to reassess the disclosure under Regulation S-X Rules 5-03.1 and 5-03.2 on an ongoing basis.

Notes to the financial statements, page F-21

47.                         We note your response to our prior comment 45 and the revisions that have been made to your financial statements in response to our comment.  Please revise your disclosures in the notes to the financial statements to describe the nature and significant terms of the repurchase rights contained in each of the agreements outlined on pages 138 and 139 of the registration statement.  The disclosures provided in both the audited and interim financial statements should be presented in a level of detail consistent with that included on pages 138 and 139 to the registration statement.

The Company acknowledges the Staff’s comment and has added disclosures to Note 14, Note 17 and Note 19 in the audited financial statements and Note 13 in the interim financial statements, respectively.

48.                         In a related matter, please revise the notes to your audited and interim financial statements to include a roll-forward of the activity reflected in the temporary equity categories of redeemable common stock and redeemable non-controlling interest.

The Company acknowledges the Staff’s comment and has added disclosures to Note 14 and Note 13 in the audited and interim financial statements, respectively.

Note 8.  Business Combinations, page F-29

49.                         We note your response to our prior comment 47 and the changes that have been made to your financial statements in response to our prior comment.  Please tell us and revise Note 8 to explain how you plan to account for changes in the value or the redeemable non-controlling interest in MMG in your financial statements pursuant to the guidance outlined in paragraph 15 of ASC 480-10-S99.

The Company acknowledges the Staff’s comment and states that ASC 480-10-S99-3A requires that the non-controlling interest that is currently redeemable be measured at the current redemption amount. On the other hand, if the non-controlling interest is not currently redeemable but it is probable that it will become redeemable in the future, the Commission’s guidance permits the following methods of adjusting the security’s carrying amount:

Method 1 — Accrete changes in redemption value over time, to the earliest redemption date, using an appropriate method (e.g., the interest method).

Method 2 — Adjust the carrying amount of the redeemable security to what would be the redemption amount assuming the security was redeemable at the balance sheet date.

The Company has elected to apply Method 2 in accounting for the MMG non-controlling interest and related MMG call/put options.  The Company believes that it is probable that the non-controlling interests will become redeemable in the future.

The Company acknowledges the Staff’s comment and has amended Note 8.

Note 14.  Capital Stock, page F-38

50.                         We note the changes that have been made to Note 14 in response to our prior comment 54.  Please reconcile the aggregate proceeds received from your private placement transactions as disclosed in Note 14 of $34,000 with the $32,500 reflected in your consolidated statement of cash flows for 2012.  If the difference is due to the $1,500 promissory note received in connection with the December 6, 2012 private placement, please explain where this promissory note has been reflected in the Company’s financial statements.  Please note that receivables from the sale of stock should generally be reflected as a reduction of stockholders equity pursuant to the guidance outlined in SAB Topic 4:E.  Please advise or revise as appropriate.

The Company states that the $1,500 promissory note received in connection with the December 6, 2012 private placement is recorded as a reduction of temporary equity along with the amounts corresponding to the private placement stock issuance. The subscription is conditioned on the initial public offering occurring no later than September 30, 2013. The Company has updated Note 12 and Note 14 in the audited financial statements and Note 11 in the interim financial statements.

Note 19.  Subsequent Events, page F-41

51.                         We note your response and your revised disclosure in response to our prior comment 58 but reissue in part.  Please explain to us and in the notes to the financial statements whether the exchange of 9,350,000 warrants for the same number of stock options, and 100,000 warrants and 1,000,000 shares of common stock exchanged for 1,100,000 shares of restricted stock in April 2013 resulted in additional compensation expense.  Your response and revised disclosure should include, but not be limited to, how you considered the increase in fair value of your common stock in the valuation of the non-formation options and restricted stock granted to Mr. Sillerman in April 2013 under the 2013 Supplemental Equity Compensation Plan as compared to the valuation of warrants and common stock previously issued in December 2012 through March 2013.  If the replacement rewards result in additional compensation expense that will be recognized over the vesting period of the awards, please revise to disclose amount of such expense and the period over which it will be recognized in your financial statements.  Refer to the disclosure requirements outlined in ASC 718-10-50-1h.  Also, please revise the pro forma financial information included on pages 52 through 63 of the registration statement to include pro forma adjustments for this incremental compensation expense.

The Company acknowledges the Staff’s comment and states the following with respect to the equity award exchange for Mr. Sillerman.

The Company has referenced the value exclusive of the original equity awards in considering the value of the exchanged equity awards (options and restricted stock).

The original equity awards issued to Mr. Sillerman arose from two separate transactions: (i) the promissory note financing transaction and (ii) the guarantee of the Company’s First Term Loan Facility.

Promissory Note Financing Transaction:

On December 31, 2012, the Company issued in a financing transaction a promissory note to Robert F.X. Sillerman in the principal amount of $7.0 million together with warrants to purchase up to an aggregate amount of 2,100,000 shares of the Company’s common stock. In connection with this transaction, Mr. Sillerman entered into a back-stop agreement pursuant to which he agreed to purchase the entire amount of the notes offered but not subscribed for. As consideration for the funding of the back-stop, Mr. Sillerman received an additional 100,000 warrants at an exercise price of $0.01 per share. In connection with the issuance of the promissory note, Mr. Sillerman was also issued 700,000 warrants to purchase stock at $5.00 per share; 700,000 warrants to purchase stock $7.50 per share; and 700,000 warrants to purchase stock at $10.00 per share. See Note 15—Common Stock Warrants for further discussion on warrants issued in connection with this promissory note.

In accordance with the guidance under ASC 815, the fair value of both the promissory note and the warrants was determined and the proceeds of the promissory note were allocated between the promissory note and the warrants based on the pro rata individual values to the aggregate combined value of the note and the warrants. As a result $3,190 was recorded as additional paid in capital with respect to the allocated value of the warrants and $3,810 was allocated to the note payable, which is included in due to related parties on the balance sheet as of December 31, 2012. The difference between the face value of the note and the recorded value represents a discount associated with the issuance of the note and has been amortized as interest expense during the first quarter of 2013.

Guarantee of First Term Loan Facility:

For the three months ended March 31, 2013, in connection with and consideration for the guarantee of the term loan made by Mr. Sillerman to the lenders of the First Lien Term Loan Facility, the Board of Directors granted to Mr. Sillerman warrants to purchase up to an aggregate amount of 7,250,000 shares of the Company’s common stock, comprised of the following issuances: warrants to purchase 5,500,000 shares at $5.00 per share, warrants to purchase 750,000 shares at $7.50 per share and warrants to purchase 1,000,000 shares at $10.00 per share. In addition, the Company issued 1,000,000 shares of its common stock (valued at $5.00 per share) to Mr. Sillerman. The Company has calculated the fair value of these warrants and common stock at $25,430. The Company determined that these instruments issued to Mr. Sillerman in consideration for his guarantee of the term loan were the most objective indicator of the guarantee’s fair value, and therefore, the fair value of the guarantee was recorded at $25,430 and accounted for as a deferred financing cost related to its term loan. As Mr. Sillerman’s guarantee to the lenders is independent of the warrants and common stock issued to him, beyond their use as an indicator of fair value, any subsequent exchange of these instruments would not impact the amortization of the guarantee over the term of the credit facility.

The Exchange:

On April 23, 2013, Mr. Sillerman entered into an “exchange transaction” with the Company, whereby he exchanged 9,350,000 warrants for the same number of stock options, 100,000 warrants and 1,000,000 shares of common stock for 1,100,000 shares of restricted stock under the 2013 Supplemental Equity Compensation Plan. The exchanged equity awards (9,350,000 stock options and 1,100,000 shares of restricted stock) have been separately valued as of April 23, 2013, the date of the exchange. The Company considers the exchange as (i) contributed capital relating to the surrender of the warrants and shares of common stock and (ii) a new grant of stock options and shares of restricted stock (“exchanged awards”). The exchanged award options have been valued using the Black-Scholes formula and the restricted shares have been valued at $7.19 per share based on the March 31, 2103 valuation report.

The fair value of the April 23, 2013 exchanged awards is based on assumptions at the date of exchange rather than at the date the warrants and shares of the Company’s common stock were issued in connection with the promissory note and guarantee. The increase in the value of the exchanged awards over the original issuance of awards is primarily due to the passage of time and the increase in the Company’s enterprise value, as evidenced by the increase in its underlying share value from $5.00 at the date of the original issuances of awards to $7.19 on the date of the exchange.

The Company’s preliminary underlying assumptions in valuing the exchanged awards on April 23, 2013 were as follows:

Risk-free interest rate	0.97% - 1.01%

Dividend yield	—

Volatility factors	60%

Term (years)	6.19 – 6.39

However, the Company has not finalized the valuation surrounding these options, and therefore, once the Company completes its final valuation process, the Company may report changes to the value of the options and those changes could differ materially from what the Company discloses here.

As mentioned above the guarantee of the term loan by Mr. Sillerman as a deferred financing cost will continue to be recognized as interest expense through the maturity date of the credit facility. The cost associated with the warrants issued to Mr. Sillerman, with respect to the $7.0 million promissory note, has been fully expensed as of March 31, 2013.

The Company respectfully advises the Staff that it believes the expense associated with the exchanged equity awards is a prospective cost beginning in April 2013 and any pro forma treatment would be duplicative of the expense already factored into the pro forma results for the existing term loan guarantee. Accordingly, the Company has not made a pro forma adjustment for the costs associated with the equity award exchange as such amount would then give effect to the cost of guarantee and the stock based compensation expense, which is not contemplated as part of the pro forma transactions.

52.                         Furthermore, please tell us and revise your disclosure in the notes to the financial statements and within MD&A to discuss the effect the exchange of warrants and equity instruments issued to Mr. Sillerman in connection with his guarantee of the term loan for the replacement rewards under the 2013 Supplemental Equity Compensation Plan will have on your results of operations such as the classification of the related expense within your income statement.  Your response and your revised disclosure should explain in detail the accounting treatment for the warrants and common stock issued for the guarantee of your term loan (valued at $25,430 at March 15, 2013) upon the issuance of the replacement rewards.  Similarly, please explain the accounting treatment for the replacement rewards within your financial statements at the time of exchange.  We may have further comment upon receipt of your response.

The Company advises the Staff that it has expanded the disclosure in Note 19 and Note 20 of the audited and interim financial statements, respectively, with respect to the exchanged equity awards. Further the Company has enhanced its MD&A disclosure on page 91 to address the Staff’s comment.

53.                         We note the changes that have been made to Note 19 in response to our prior comment 57.  Please revise Note 19 to indicate that the $7.19 per share value assigned to the 2,000,000 shares issued in connection with the acquisition of the ID&T Option were valued based upon a March 31, 2013 independent valuation report as noted in your response.

The Company acknowledges the Staff’s comment and has added disclosure to Note 19.

54.                         Please revise Note 19 to also disclose the purchase price for the acquisition of Totem in US dollars, your reporting currency.  Note 20 to your interim financial statements should be similarly revised.

The Company acknowledges the Staff’s comment and has added disclosure to Note 19 and Note 20 of the audited and interim financial statements, respectively.

Note 20.  Restatement, page F-44

55.                         Please clearly revise the notes to the financial statements to explain how the company calculated or determined the $25,000 of redeemable common stock that has been reclassified from permanent to temporary or mezzanine stockholders equity in the December 31, 2012 financial statements.  The notes to the interim financial statements should also be revised to disclose the terms of the share repurchases arrangements that result in the classification $74,380 of common shares subject to repurchase as redeemable common stock at March 31, 2013.

The Company acknowledges the Staff’s comment and has added disclosures to Note 14 and Note 13 in the audited and interim financial statements, respectively. The Company has also included a roll forward of the temporary equity balances in the audited and interim financial statements in the above referenced notes. A reference to Note 14 is included in Note 20 which shows the calculation of $25,000.

SFX Entertainment

Interim Financial Statements, page F-47

Consolidated Balance Sheet, page F-48

56.                         Reference is made to the caption Label and royalty payables in the amount of $12,861 at March 31, 2013.  Please revise your notes to the financial statements to disclose the nature and accounting policy for such amounts given its significance at March 31, 2013.

The Company acknowledges the Staff’s comment and has added disclosure to Note 1 of the interim financial statements.

57.                         As it appears from the disclosures included on page 138 and 139 of the registration statement under the heading “Repurchase Rights” that the requirement for the Company to repurchase certain outstanding common shares will terminate in connection with the Company’s planned public offering, please revise to include a pro forma balance sheet alongside the Company’s historical balance sheet as of the latest interim period presented that gives effect to the conversion of such shares into stockholder’s equity in connection with the offering.  The notes to the financial statements should also be revised to explain the number of shares and the terms of the repurchase rights that will terminate in connection with the offering.

The Company acknowledges the Staff’s comment and has added disclosures to Note 14 and Note 13 in the audited and interim financial statements, respectively. In addition, the Company has added a Pro Forma balance sheet alongside the Company’s historical balance sheet as of March 31, 2013 to give effect to the conversion of these shares from temporary equity to stockholders’ equity. The Company respectively advises the Staff that of the shares that are recorded in temporary equity at March 31, 2013, only 5,000,000 shares ($29,380) are reclassified to stockholders’ equity upon this offering being declared effective by the Commission. The remaining shares with registration rights remain in temporary equity until the Company completes an effective registration with the Commission for the resale of these shares.

Note 8.  Long-Term Debt, page F-57

58.                         We note the changes made to page F-59 in response to our prior comment 56 but do not believe that the changes made were fully responsive to our prior comment.  As previously requested, please revise your footnote to disclose the nature and significant terms of the restrictions imposed on your ability to pay dividends by the terms of your loan agreement.  Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the disclosure in Note 8.

Note 10.  Business Combinations, page F-61

59.                         Please revise Note 10 to explain how the fair value of the common stock issued in connection with the Beatport and ID&T acquisition transactions of $5 per share was determined.  Your revised disclosure should clearly explain both the method and significant assumptions used to determine the fair value of the common shares issued.  Refer to the disclosure requirements outlined in ASC 805-30-50-1.

The Company acknowledges the Staff’s comment and has revised the disclosure in Note 10.

60.                         We note from the disclosure included in the second paragraph on page 33, that for a period of five years beginning in the year ended December 31, 2013, ID&T will be entitled receive 100,000 warrants to purchase shares of your common stock each year if the ID&T JV has achieved an EBITDA of $7.0 million or more in the prior fiscal year.  We also note that the warrant exercise price will be equal to the fair market value as determined by the board of directors, but after your initial public offering, based on your stock’s 30-day weighted average closing price.  Please tell us and explain in Note 10 how you plan to account for this arrangement in your financial statements.  As part of your response and your revised disclosure, please explain why no amount has been reflected in the purchase price for ID&T disclosed in Note 10.  Refer to the disclosure requirements outlined in ASC 805-3-50-1c.

The Company acknowledges the Staff’s comment and has revised the disclosure in Note 10.

The Company states that the ID&T JV is a new entity with no operating history. The Company believes that it is not probable that the joint venture will achieve the $7.0 million EBITDA for the first two years of operations, as such, the Company believes no payment will be made and therefore the fair value is zero. The Company has enhanced its disclosure in accordance with ASC 805-30-50-1c, specifically noting that no amount of contingent consideration was recognized at the time of acquisition based on the forecast not achieving the required results in 2013 and an inability to estimate the outcome beyond 2013.   The Company will continue to assess the fair value of this contingency at each reporting date and should the fair value of the warrants issued under this clause increase, the Company plans to utilize the estimates as of that date and will include a charge in earnings at that time.

61.                         We note that in connection with the Beatport and ID&T acquisition transactions, the Company recognized identifiable intangible assets aggregating $82,465.  Please revise Note 10 to disclose the nature and amount of the various categories of intangible assets that were recognized in connection with each of these acquisition transactions and explain the methods and significant assumptions that were used to determine their fair values.  Your response and your revised disclosures should also explain the weighted average amortization period that will be used for each category of intangible assets acquired and should explain how this amortization period was calculated or determined.  Refer to the guidance outlined in ASC 350-30-50-1.

The Company acknowledges the Staff’s comment and has added disclosures to Note 10 of the interim financial statements.

Note 12.  Stock-Based Compensation, page F-65

62.                         We note from your response to our prior comment 50 that the Company granted 9,913,000 options during 2013.  However, Note 12 to your interim financial statements indicates that only 5,503,000 stock options were granted during 2013.  Please reconcile and revise these disclosures.  If additional options were granted subsequent to March 31, 2013, please revise the subsequent events note to your financial statements to disclose the number and significant terms of the option grants.

The Company acknowledges the Staff’s comment and has revised the disclosure in the subsequent events note to its interim financial statements to disclose that 505,000 options and 600,000 shares of restricted stock were granted subsequent to March 31, 2013, in addition to the 9,350,000 options that were granted to Mr. Sillerman as part of the exchange transaction on April 23, 2013; as more fully described in the MD&A, the subsequent events note and response to the Staff’s comment 51.

The Company respectfully advises the Staff that it had 3,250,000 options issued and outstanding as of December 31, 2012. During the three months ended March 31, 2013, the Company issued 5,503,000 options and had 225,000 options forfeited, resulting in 8,528,000 options issued and outstanding as of March 31, 2013. Subsequent to March 31, 2013, the Company issued 505,000 options to employees, officers, and directors of the Company, in addition to the 9,350,000 options issued to Mr. Sillerman as part of the exchange transaction on April 23, 2013.  As of the date of this letter, there are options to purchase 18,383,000 shares of the Company’s common stock issued and outstanding.

63.                         We note from the disclosure included in Note 12 that the total intrinsic value of options outstanding at March 31, 2013 was $40,439.  Please tell us and revise Note 12 to disclose the fair value of your common shares at March 31, 2013 that was used to calculate or determine the intrinsic value of your common shares at this date.

The Company acknowledges the Staff’s comment and has added the disclosure to Note 12 stating that the fair value of the Company common stock used to compute the intrinsic value at March 31, 2013 was $7.19.

Note 13.  Capital Stock, page F-67

64.                         Please revise the notes to the Company’s interim financial statements to disclose the significant terms of the private placements that occurred during the three months ended March 31, 2013.

The Company acknowledges the Staff’s comment and has added the disclosure Note 13 on the private placements that occurred during the quarter ended March 31, 2013.

Note 14.  Loss per Share of Common Stock, page F-67

65.                         We note from the disclosure included in Note 14 that there were 6,800,000 warrants that were excluded from diluted shares outstanding calculation at March 31, 2013.  Please reconcile this number of warrants with the 7,250,000 warrants issued to Mr. Sillerman and the 500,000 warrants issued in connection with the ID&T transaction as disclosed in Note 9 and with the warrants to acquire 2,100,000 shares issued to Mr. Sillerman as disclosed in Note 11 to the Company’s financial statements.

The Company acknowledges the Staff’s comment and has updated Note 16 in the annual financial statements and Note 14 in the interim financial statements to state that all warrants were excluded from the calculation of diluted shares outstanding.

Note 15.  Commitments and Contingencies, page F-68

Acquisition Agreement, page F-68

66.                         We note from the disclosure included in Note 15 that the Company is required to make additional payments to the sellers of MMG for the Company’s acquisition of an 80% ownership interest in MMG.  We also note that these additional payments are contingent on the EBITDA results of MMG for 2014 and will be paid 80% in cash and 20% in shares of common stock at the then current price.  We further note that the fair value of this contingent payment at March 31, 2013 was $2,500.  Please tell us and revise Note 8 to your audited financial statements to explain how you calculated or determined the amount of this contingent payment at December 31, 2012.  Your revised disclosures should include all of the disclosures outlined in ASC 805-20-50-1d.  Also, please explain why a liability for this contingent consideration has not been reflected in your purchase price allocation on page F-31 of the financial statements.  Please advise or revise as appropriate.

The Company has revised the disclosure in the audited financial statements to include a statement that the contingent consideration is calculated based on the EBITDA for MMG for 2014. The Company respectfully notes that the amount of $2,313 established at December 31, 2012 is included in the table on page F-31 as part of the purchase consideration.

Note 17.  Other Information, page F-69

Transactions with ID&T, page F-69

67.                         We note revised disclosure on page F-69 in response to our prior comment 55.  Please note that your revised disclosure should include all pertinent details related to the ID&T Option transaction consistent with your disclosures on page F-42 and F-43 including your obligation to pay $40 million in cash and the forgiveness of the $7,500 loan to ID&T JV.  Please revise your notes to the interim financial statements accordingly.

The Company has revised Note 17 to reflect the disclosure information included on pages F-58 and F-79.

68.                         We note from the disclosure in Note 17 that on March 15, 2013, the Company issued to ID&T $14,380 in common stock and $2,500 in cash for the option to purchase 75% of ID&T worldwide.  revise Note 17 to disclose the number of shares of common stock that were issued to obtain the option and explain in Note 17 how the Company determined the fair value of these shares.

The Company has revised Note 17 to include the number of shares issued (2,000,000), and a disclosure that the per share value of $7.19 was based on an independent valuation of the Company shares at March 31, 2013.

Note 18.  Segment Reporting, page F- 70

69.        We note from your disclosure that you have one reportable segment, the promotion and production of live music events and festivals in the United States, and revenues from this segment for the three months ended March 31, 2013 is predominantly from live events 77.3% and digital music sales 22.7%.  We also note from page 68 of MD&A that gross margin for live events and digital music on a pro forma basis was 26.3% and 31.1 % at December 31, 2012, respectively and 17.6% and 29.6% at March 31, 2013, respectively.  In this regard, please explain to us how you considered the guidance in 280-10-50 in determining that you have only one reportable segment.  As part of your response to us, please provide us with your segment analysis, including how you evaluated each criterion for aggregation pursuant to ASC 280-10-50-11.

The Company acknowledges the Staff’s comment and states that the Company’s chief operating decision maker, or CODM, is Robert F.X. Sillerman, the Company’s Chief Executive Officer and founder.  Mr. Sillerman is responsible for determining the resources allocated to each operating segment as well as the assessment of the performance of each operating segment.  He is assisted in these tasks by his senior management team; however, all decisions rely on the determinations of Mr. Sillerman.

The Company acknowledges the Staff’s comment regarding the economic characteristics of revenues and pro forma gross margins related to the promotion of and production of live music events and festivals and digital music sales for the three months ended March 31, 2013.

Digital musical sales were derived from the Company’s acquisition of Beatport on March 15, 2013 resulting in two weeks of operations included in the Company’s operations for the three months ended March 31, 2013. The Company plans to make multiple acquisitions centered on EMC, as noted in the planned acquisitions included in Amendment No. 1, and to combine these entities in a way to enhance services it provides.  For example, the Company is exploring the ability to stream live  events using the Beatport platform and to capture and sell music played at live events over the Beatport platform.  The Company expects this plan to evolve as it makes additional acquisitions, including those that are probable as listed in its S-1.  As such, the Company intends to make changes to the manner in which the acquired companies are managed and operated.   As of March 31, 2013, the Company had not yet developed or determined what changes, if any, will be made to reporting provided to Mr. Sillerman as CODM on a prospective basis upon integration of Beatport in its overall operations.  As noted in ASC 280-10-50-1b, one of the criteria for an operating segment is that “[i]ts operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.”  While certain information (i.e., revenue, expenses and adjusted EBITDA) was provided to the Company’s CODM as of March 31, 2013, it was on a pro forma basis rather than the actual results for the period the Company owned Beatport.  This was the first time information including Beatport was provided to the CODM and was more for informational purposes than to make decisions about prospective resource allocations or performance as Beatport was only acquired on March 15, 2013.

Subsequent to March 31, 2013, the Company has evaluated its segments and determined that Beatport represents a separate operating segment and will represent a separate reportable segment. On a monthly basis, Mr. Sillerman receives and will continue to receive discrete information for each operating segment including, revenues, expenses and adjusted EBITDA. As a result of the change in reportable segments starting in the second quarter, in accordance with ASC 280-10-50-34, the corresponding information for earlier periods, will be restated to appropriately reflect the change. The Company plans to reflect the change in reporting segments in its filing that includes the six months ended June 30, 2013.

As the Company continues to make and integrate acquisitions, the Company will continue to evaluate its segment reporting in accordance with the guidance in ASC 280-10-50.

Note 20.  Subsequent Events, page F-71

70.        We note from the disclosure included on page F-72 that until the second closing for the acquisition of the remaining interest in Made Event LLC and EZ Festivals, LLC, the Company will be required to make certain payments to the sellers with respect to a percentage of income of Made.  Please tell us and revise Note 20 to explain how the Company plans to account for this arrangement at the time the acquisition of Made is consummated.

The Company states that the payments to the sellers representing their continuing interest in the net income of the Made Event, LLC and EZ Festivals, LLC, will be treated as a dividend or equity distribution. The Company has revised Note 20 to disclose the planned accounting treatment.

ID&T Holdings B.V.

Interim Financial Statements, page F-144

Consolidated Balance Sheets, page F-145

71.        Please tell us and explain in the notes to the financial statements the nature of the amount included in the balance sheet line item “prepayment form SFX on behalf of shareholders of the Company” in the aggregate amount of EUR 17,571.  As part of your revised disclosure, please explain why this amount does not agree the amounts presented in notes 1(a) and (3) to the financial statements.

The Company acknowledges the Staff’s comment and advises the Staff that the prepayment pertains to the consideration for the purchase of 75% interest in ID&T and represents a cash payment of $2.5 million and 2 million shares of common stock of the Company. As the shares of ID&T are held by multiple shareholders the consideration was transferred to ID&T. As the consideration is for the account of the shareholders ID&T recognized a liability for the full amount. As the shares and cash are U.S. dollar denominated any change in the exchange rate between the Euro and U.S. dollar is reflected in the liability and asset. The amounts mentioned at the transaction date in Note 1(a) represent the values at the transaction date and are denominated in the U.S. dollar and therefore do not reconcile directly. The amount represent in Note 3 only represents the shares for the account of the shareholder but not the cash component as this is classified as cash.

Consolidated Statements of Operations, page F-146

72.        Reference is made to the caption Gain on sale of 51% interest in ID&T North America to SFX in the amount of 26,433 for the three months ended March 31, 2013.  Please revise your notes to disclose the nature of the gain, including how the amount was calculated.  As part of your response and your revised disclosure, please indicate the aggregate fair value of the consideration received for your sale of the 51% interest and the carrying value of the 51% interest that was sold.

The Company acknowledges the Staff’s comment and states that in the quarter ended March 31, 2013, ID&T completed the sale of a 51% interest in the ID&T JV. The total consideration received is comprised of a cash component of $12.5 million, 2 million common shares of the Company, warrants on common shares of the Company (partly contingent on future earning of the entity), and a written put option for the Company.

The aggregate fair value of the consideration received totals  €26.4 million. The entity has been licensed the exclusive right of use of the intellectual property of ID&T allowing for the entity to organize ID&T events in the North Americas region. As these rights were not capitalized by the Company the carrying value was nil.

The total gain on the sale breaks down into the following components:

$12.5 million received on October 26, 2012 at spot rate	9,552

2 million shares at a fair value of $10.00 per share	15,284

Closing Warrants	2,959

EBITDA Warrants	109

Written Call Options	(1,471)

Total	26,433

Totem Onelove Group and Totem Industries Pty Ltd.

Note 1.  Summary of Significant Accounting Policies, page F-220

Principals of combination, page F-220

73.        We note from the disclosure in Note 1 that Totem Industries Pty Ltd and Totem Onelove Group share two common partners/directors of a total of five partners.  We also note that because the operations of the two entities are intertwined, management has elected to present the financial statements on a combined basis.  Please note that the presentation of combined financial statements is typically only appropriate for entities which are under common control or management.  Please advise us of how your presentation of combined financial statements for these entities complies with the guidance outlined in ASC 810-10-55-1B.

The Company acknowledges the Staff’s comment and states that as noted in ASC 810-10-55-1B, financial statements of commonly controlled entities are likely to be more meaningful than their separate financial statements.  For example, combined financial statements would be useful if one individual owns a controlling financial interest in several entities that are related in their operations. For the purposes of reporting for the Company, the Company believes the combined presentation is more meaningful as the acquisition is of both entities and one would not occur without the other.  Further, upon acquisition, the two entities will be merged into one entity.

The Company also considered the following facts and circumstances:

•              Totem Industries Pty Ltd (“Totem Industries”) is responsible for sourcing and managing the artists who tour and Totem Onelove Group Pty Ltd (“Totem Group”) is responsible for managing the festivals at which artists sourced by Totem Industries perform. Approximately 80% to 90% of Totem Industries revenue is derived through recharging the tour related expenses they have incurred to Totem Group.

•              The owners of Totem Industries also own a 50% interest in Totem Group.

•              There is common management across the two entities including one general manager.

•              During festivals, events or concerts the two businesses are run as one company, with a substantial amount of overlap.

•              Approximately 80% to 90% of Totem Industries’ revenue is generated through transactions with Totem Group.

•              Operations of both entities are carried out from the same location and there is substantial cross-over and discussion between the entities throughout the planning and duration of the music festivals, particularly regarding the contracting of artists which is the backbone of both entities’ operations.

The Company acknowledges the Staff’s comment and proposes the following amended disclosure.

Totem Industries Pty Ltd (the “Company”) and Totem Onelove Group Pty Ltd (the “Group”) share two common partners/directors out of a total of five partners.  Additionally, there is common management between the two entities. Approximately 80% to 90% of the Company’s revenue is generated through transactions with the Group. Operations of both entities are carried out from the same site and their operations are intertwined. Management has elected to present the financial statements on a combined basis. Common transactions and year end balances between the two entities are eliminated upon combination.

Made Event, LLC and EZS Festivals LLC

Note 2.  Property and Equipment, page F-239

74.        Please explain why there has been no change in accumulated depreciation and amortization associated with the Company’s property and equipment from December 31, 2012 to March 31, 2013.  If no depreciation expense was recognized during this period, please explain why.

The Company acknowledges the Staff’s comment and advises the Staff that property and equipment, which is comprised of staging, is depreciated based on usage in conjunction with the related event. There was no depreciation expense for the three months ended March 31, 2013 as the related event for Made Event, LLC and EZ Festivals, LLC take place in September of each year. Depreciation expense will be recorded at the time of the related event.

Item 15.  Recent Sales of unregistered securities, page II-2

75.        We note from the disclosure included on page II-2 that the 300,000 shares of common stock issued in exchange for a $1.5 million promissory note were subsequently surrendered to the Company and the note was cancelled.  Please revise Note 14 to the Company’s financial statements to disclose the surrender of such shares and the cancellation of the related promissory note.

The Company acknowledges the Staff’s comment and has revised the disclosure in Note 14 to disclose the surrender of such shares and the cancellation of the related promissory note.

76.        We note from the disclosure on page II-3 that during 2013, the Company granted options to purchase 8,037,500 shares to directors, officers and employees.  Please reconcile this amount with the 5,503,000 common stock options that are disclosed in Note 12 to the Company’s interim financial statements.

The Company acknowledges the Staff’s comment and advises the Staff that the difference between page II-3 and the options disclosed in the Company’s interim financial statements is due to difference between the legal issuance date and the measurement date in accordance with ASC 718. The Company notes that in some cases, contemporaneous documentation of these grants could not be located. While some of these grants were documented at a later date in 2012, some were not fully documented until 2013. As a result of the lack of contemporaneous documentation for the option grants, the Company recorded the option grant date at the time it believed that the documentation of such grants met all key criteria under ASC Topic 718 and could be evidenced. However, for legal purposes, the Company determined that these options were issued at the earlier date, even if all of the documentation requirements under ASC Topic 718 were not met.

The Company advises the Staff that in 2013, it issued 10,137,500 options for legal purposes (Comprised (i) of 7,250,000 warrants issued in 2013 that were exchanged for an equal amount of options, (ii) options to purchase 787,500 shares, and (iii) 2,100,000 warrants issued in 2012 that were exchanged for an equal amount of options in 2013), as disclosed in Item 15 of Amendment No. 1. However, for accounting purposes 15,358,000 options  were granted in accordance with ASC Topic 718 (5,503,000 during the three months ended March 31, 2013 and 9,855,000 options subsequent to March 31, 2013). The difference of 5,220,500 relates to options that were issued in 2012 for legal purposes, but were not deemed granted under ASC 718 until 2013.

Item 16.  Exhibits and financial schedule statements, page II-3

77.        Please tell us why you have removed the share exchange agreement, which was previously filed as Exhibit 10.5, from your exhibit index.

The Company removed the share exchange agreement because it determined that the share exchange agreement is no longer a material agreement because it has been fully performed by the parties thereto.

Exhibit 10.27

78.        We note your response to our prior comment 68 and reissue in part.  Please revise to include Exhibit B or indicate that you have requested confidential treatment for Exhibit B.

The Company confirms that it has requested confidential treatment for Exhibit B.

Exhibit 10.44

79.        Please refile Exhibit 10.44 to include Exhibits A, B and C.  Refer to page iv of the agreement.

The Company acknowledges the Staff’s comment. The Company has refiled Exhibit 10.44 and intends to submit a confidential treatment request pertaining to certain information therein.

Exhibit 10.50

80.        Please refile a fully executed copy of Exhibit 10.50 or advise.  In addition, please include Appendix II.

The Company acknowledges the Staff’s comment and has refiled Exhibit 10.50.

Exhibit 23.4 Consent of Independent Auditors for ID&T Holding B.V.

81.      Please revise the consent to refer to the correct date of the independent auditors’ report which is June 24, 2013 rather than May 24, 2013 as currently disclosed.

The Company acknowledges the Staff’s comment and advises the Staff that the independent auditors’ report contained a typographical error and in fact was dated May 24, 2013, the date the financial statements were available to be issued. The opinion date has been updated accordingly.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0393.

Sincerely,

/s/ ARON IZOWER

Aron Izower
Reed Smith LLP

cc:           Howard J. Tytel, SFX Entertainment, Inc.

Jason Barr, Reed Smith LLP

EXHIBIT A

Top 20 EMC Festivals - Not Owned By SFX	Owner

Ultra Music Festival	Alex Omes, Russell Faibisch and Adam Russakoff
Electric Daisy Carnival	Insomniac Events/Live Nation
Nocturnal Wonderland
Beyond Wonderland
Electric Forest	Insomniac Events/Live Nation/Madison
Creamfields	Cream Holdings (Live Nation)
Sunburn Festival	Percept
Time Warp	cosmopop
GlobalGathering	MAMA & Company
Coachella Valley Music and Arts Festival	Goldenvoice (AEG Live)
Sónar	Advanced Music, S.L.
Balaton Sound	Sziget
BPM Festival	The BPM Festival S de R.L. de C.V.
Future Music Festival Asia	Future Entertainment and Livescape Asia

Company	Festival	Location	Region
Ultra
	Ultra Music Festival	Miami, FL	South Eastern- USA
Insomniac Events
	Electric Daisy Carnival	Las Vegas, NV	South Western- USA
	Electric Daisy Carnival	New York, NY	Mid Atlantic- USA
	Electric Daisy Carnival	San Juan, Puerto Rico	Puerto Rico
	Electric Daisy Carnival	Orlando, FL	South Eastern- USA
	Beyond Wonderland	Oakland, CA	South Western- USA
	Nocturnal Wonderland	San Bernardino, CA	South Western- USA
	Nocturnal Wonderland	Rockdale, TX	South Central- USA
	White Wonderland	Anaheim, CA	South Western- USA
Insomniac Events/ Madison House	Electric Forest	Rothbury, MI	Mid West- USA
Live Nation:
(Cream Holdings)	Creamfields	Daresbury, UK	United Kingdom
	Creamfields Andalucia	Andalucia, Spain	Spain
	Creamfields Brasil	Florianopolis, Brasil	Brasil
	Creamfields Abu Dhabi	Abu Dhabi, United Arab Emirates	United Arab Emirates
Hard Events	Hard Summer Music Festival	Los Angeles, CA	South Western- USA
	Hard Haunted Mansion	Los Angeles, CA	South Western- USA
	Hard Miami	Miami, FL	South Eastern- USA
	Holy Ship	Ft. Lauderdale, FL	South Eastern- USA

Electronic Nation	Burrrrr Winter Music Festival Toronto	Toronto, Canada	Canada
Percept
	Sunburn Music Festival	Goa, India	India
cosmopop
	Time Warp	Amsterdam, Holland	Holland
	Time Warp	Milan, Italy	Italy
	Time Warp	Mannheim, Germany	Germany
MAMA & Company
	Lovebox	London, England	United Kingdom
	Global Gathering	Stratford upon Avon, UK	United Kingdom
	Global Gathering	Minsk, Belarus	Belarus
	Global Gathering	Kiev, Ukraine	Ukraine
	Global Gathering	Poznan, Poland	Poland
	Global Gathering	St. Petersburg Russia	Russia
	Global Gathering	Seoul, South Korea	South Korea
Goldenvoice (AEG Live)
	Coachella Valley Music & Arts Festival	Indio, CA	South Western- USA
Advanced Music, S.L.
	Sónar	Barcelona, Spain	Spain
Sziget
	Balaton Sound	Zamardi, Hungary	Hungary
	Volt Festival	Sopron, Hungary	Hungary
	Sziget Festival	Budapest, Hungary	Hungary
The BPM Festival
	BPM Festival	Playa del Carmen, Mexico	Mexico
Future Entertainment
	Future Music Festival Asia	Kuala Lumpur, Asia	Malasia
	Future Music Festival	Brisbane, Australia	Australia
	Future Music Festival	Sydney, Australia	Australia
	Future Music Festival	Melbourne, Australia	Australia
	Future Music Festival	Adelaide, Australia	Australia
	Future Music Festival	Perth, Australia	Australia

Other (Not top 20 EMC Festival Owners)
React
	Spring Awakening	Chicago, IL	Mid West- USA
	Summer Set Music & Camping Festival	Somerset, WI	Mid West- USA
	North Coast Festival	Chicago, IL	Mid West- USA